January 2015 Pricing Sheet dated January 9, 2015 relating to Amendment No. 1 to Preliminary Terms No. 35 dated December 23, 2014 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Trigger PLUS Based on the Value of the Bloomberg Commodity IndexSM due January 3, 2020
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – JANUARY 9, 2015
Issuer:	Morgan Stanley
Maturity date:	January 3, 2020
Underlying commodity index:	Bloomberg Commodity IndexSM
Aggregate principal amount:	$502,000
Payment at maturity:
•     If the final index value is greater than the initial index value:
$1,000+ the leveraged upside payment
•     If the final index value is less than or equal to the initial index value but is greater than or equal to the trigger level:
$1,000
•     If the final index value is less than the trigger level:
$1,000 x the index performance factor
Under these circumstances, this amount will be less than the stated principal amount of $1,000 and will represent a loss of at least 25%, and possibly all, of your investment.

Leveraged upside payment:	$1,000 x leverage factor x index percent increase
Leverage factor:	120%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	103.6223, which is the official settlement price of the underlying commodity index on the pricing date
Final index value:	The official settlement price of the underlying commodity index on the valuation date
Valuation date:	December 30, 2019, subject to adjustment for non-index business days and certain market disruption events
Trigger level:	77.716725, which is 75% of the initial index value
Index performance factor:	final index value / initial index value
Stated principal amount:	$1,000 per Trigger PLUS
Issue price:	$1,000 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	January 9, 2015
Original issue date:	January 14, 2015 (3 business days after the pricing date)
CUSIP:	61762GCR3
ISIN:	US61762GCR39
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$949.40 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees	Proceeds to issuer(4)
Per Trigger PLUS	$1,000	$25(2)
		$5(3)	$970
Total	$502,000	$15,060	$486,940
(1)
The actual price to public and agent’s commissions and fees for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor.  The lowest price payable by an investor is $990 per Trigger PLUS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $25 for each Trigger PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each Trigger PLUS.
(4)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Bloomberg®”, “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Morgan Stanley.  Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with Morgan Stanley, and Bloomberg and UBS do not approve, endorse, review, or recommend the Trigger PLUS.  Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 35 dated December 23, 2014
Prospectus Supplement for PLUS dated November 19, 2014	Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.